

05040402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-25-05

OMB APPROVAL	
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 7 2005
WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Manulife Financial Securities LLC
NN: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bloor Street East
(No. and Street)

Toronto	Ontario, Canada	M4W 1E5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Long — (617) 375-6823
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manulife Financial Securities LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Jeffrey Long CFO

Title

Notary Public

MARILYN LUTZER
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jun 25, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANULIFE FINANCIAL SECURITIES LLC

TABLE OF CONTENTS

December 31, 2004 and 2003





Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Manulife Financial Securities LLC

We have audited the accompanying balance sheets of **Manulife Financial** Securities LLC as of December 31, 2004 and 2003, and the related statements of operations, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companys internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Manulife Financial Securities LLC** at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 14, 2005

Ernst & Young LLP

Manulife Financial Securities LLC

BALANCE SHEETS

As at December 31

	2004 $	2003 $
ASSETS		
Cash	**32,151**	1,196
Debt securities	**29,738,147**	21,295,281
Receivables		
Concessions	**3,884,549**	3,041,251
Other	**148,018**	1,096
Other assets	**161,111**	140,732
Deferred acquisition costs	**2,410,531**	30,708
Total assets	**36,374,507**	24,510,264
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Commissions payable	—	315,482
Accrued liabilities	**507,813**	222,016
Due to The Manufacturers Life Insurance Company (U.S.A.)	**1,282,901**	259,518
Distributions payable to The Manufacturers Life Insurance Company (U.S.A.)	**24,127,041**	15,636,319
Total liabilities	**25,917,755**	16,433,335
Member's equity	**10,456,752**	8,076,929
Total liabilities and member's equity	**36,374,507**	24,510,264

See accompanying notes

Manulife Financial Securities LLC

STATEMENTS OF OPERATIONS

Years ended December 31

	2004 $	2003 $
REVENUES		
Concessions	**507,412,423**	354,103,255
Dividends and interest	**520,734**	426,229
Other income (loss)	**(269,917)**	(176,752)
	507,663,240	354,352,732
EXPENSES		
Commissions	**417,090,999**	300,608,611
Registration and filing fees	**325,290**	247,937
General and administrative	**5,142,175**	4,519,549
	422,558,464	305,376,097
Net income	**85,104,776**	48,976,635

See accompanying notes

Manulife Financial Securities LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Years ended December 31

	$
Balance at December 31, 2002	**8,046,221**
Net income for the year	48,976,635
Distribution declared	(48,945,927)
Balance at December 31, 2003	**8,076,929**
Net income for the year	85,104,776
Distribution declared	(82,724,953)
Balance at December 31, 2004	**10,456,752**

See accompanying notes



Manulife Financial Securities LLC

STATEMENTS OF CASH FLOWS

Years ended December 31

	2004 $	2003 $
OPERATING ACTIVITIES		
Net income	**85,104,776**	48,976,635
Adjustments to reconcile net income to cash provided by operating activities		
Decrease (increase) in concessions receivables	**(843,298)**	(1,440,836)
Decrease (increase) in other receivables	**(146,922)**	12,336
Decrease (increase) in due from (to) related party	**1,023,383**	351,420
Decrease (increase) in other assets	**(2,400,202)**	(31,888)
Increase (decrease) in commissions payable	**(315,482)**	28,160
Increase (decrease) in accrued liabilities	**285,797**	(341,042)
Cash provided by operating activities	**82,708,052**	47,554,785
INVESTING ACTIVITIES		
Purchase of investments	**(23,882,790)**	(15,163,441)
Sale of investments	**15,163,441**	9,610,584
Unrealized loss (gain) on investments	**269,917**	176,752
Amortization of premium on investment	**6,566**	1,613
Cash used in investing activities	**(8,442,866)**	(5,374,492)
FINANCING ACTIVITIES		
Distributions and dividends paid	**(74,234,231)**	(42,180,934)
Cash used in financing activities	**(74,234,231)**	(42,180,934)
Net increase (decrease) in cash during the year	**30,955**	(641)
Cash, beginning of year	**1,196**	1,837
Cash, end of year	**32,151**	1,196

See accompanying notes



NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1. ORGANIZATION AND BASIS OF PRESENTATION

Manulife Financial Securities LLC ["LLC" or the "Company"] was formed on August 1, 2001 as a single member limited liability corporation under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member's liability is limited to LLC's assets provided that the member returns to LLC any distributions received. LLC is a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ["ManUSA"], which is the only admitted member of LLC and is an indirect wholly-owned subsidiary of the Manulife Financial Corporation ["MFC"], a Canadian publicly traded life insurance company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Debt securities

Debt securities consist of a U.S. Treasury note, a money market fund, a Federal Home Loan Mortgage Corporation bond and a Federal National Mortgage Association bond. Such securities are classified as trading and are carried at fair value with changes in the fair value reflected in income. For the years ended December 31, 2004 and 2003, $(269,917) and $(176,752), respectively, of unrealized (loss) gain on the securities are included in other income (loss).

The following table summarizes the estimated fair value, by contractual maturity, of the Company's investments in debt securities as at December 31, 2004 and 2003:

	2004 **$**	2003 $
Years to maturity		
One year or less	**23,882,790**	15,163,441
After one to five years	—	—
After five to ten years	**5,855,357**	6,131,840
After ten years	—	—
	29,738,147	21,295,281

Deferred acquisition costs

Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income over 6 years.

Revenue and expense recognition

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

The Company's revenues in 2004 and 2003 were derived principally from premium-based charges on the purchase and sale of variable life insurance products and the retail purchase and sale of variable annuity products that were issued by ManUSA. The Company's revenues also included asset-based charges for those assets held in the Fidelity Advisor Funds pertaining to the ManUSA 401(k) Plan products and for those assets held in the T. Rowe Price Funds pertaining to the ManUSA College Savings Plan products.

As a result of changes to the fee structure of the Manufacturers Investment Trust ["MIT"], the Company also received asset-based charges for those assets held in MIT pertaining to variable annuity, variable life insurance, and ManUSA 401(k) Plan products.

Expenses are incurred from the sale of products for payment of commissions to third-party sales representatives.

Income taxes

In conformity with the Internal Revenue Code and applicable state and local tax statutes, any profits or losses generated by the Company are required to be reported in the tax returns of its only admitted member, ManUSA. Therefore, no income tax provision was established for the Company in 2004 or 2003.

Statements of cash flows

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments, other than money market funds, with a maturity of three months or less at the date of purchase to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.



3. RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses and are not necessarily indicative of the financial condition or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

ManUSA pays all administration costs and certain other expenses as mutually agreed upon and is reimbursed by the Company. Reimbursed amounts included in general and administrative expenses totalled $4,923,558 and $4,117,461 for the years ended December 31, 2004 and 2003, respectively. The Company has an amount due to ManUSA of $1,282,901 at December 31, 2004 and an amount due to ManUSA of $259,518 at December 31, 2003.

4. REGULATORY REQUIREMENTS

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in any securities transactions at a time when [a] its "net capital" is less than $25,000 or [b] its "aggregate indebtedness" exceeds 15 times its "net capital". Such terms are specifically defined in the rule. At December 31, 2004 and 2003, the Company's net capital was $3,298,418 and $5,645,203, respectively. The Company's ratio of aggregate indebtedness to net capital was 7.86 to 1.00 at December 31, 2004 [2003 - 2.91 to 1.00].

5. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various lawsuits incidental to its securities business. Management of the Company believes that the resolution of these lawsuits will not result in any material adverse impact on the financial position of the Company.

6. SUBSEQUENT EVENT

Effective January 1, 2005, the Company is operating under the name of John Hancock Distributors LLC. Also, effective January 1, 2005, the parent company, ["ManUSA"] is operating under the name of John Hancock Life Insurance Company (U.S.A.).



Supplementary Schedules

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 10,456,752 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 10,456,752 [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   - B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 10,456,752 [3530]
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 6,446,398 [3540]
   - B. Secured demand note deficiency — [3590]
   - C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   - D. Other deductions and/or charges — [3610] — -6,446,398 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions — 4,010,354 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities commitments — [3660]
   - B. Subordinated securities borrowings — [3670]
   - C. Trading and investment securities:
     1. Exempted securities — [3735]
     2. Debt securities — 711,936 [3733]
     3. Options — [3730]
     4. Other securities — [3734]
   - D. Undue Concentration — [3650]
   - E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0 [3736]

-711,936 [3740]

10. Net Capital — 3,298,418 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,727,850	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	25,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	1,727,850	[3760]
14.	Excess net capital (line 10 less 13)	1,570,568	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	706,642	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			25,917,755	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)				
	[3820A]		[3820B]		
	[3820C]		[3820D]		
	[3820E]		[3820F]		
		0	[3820]	0	[3830]
19.	Total aggregate indebtedness			25,917,755	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 786	[3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0	[3860]

Manulife Financial Securities LLC

STATEMENT PURSUANT TO SEC RULE 17a-5(d)(4)
December 31, 2004

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computations included in the Company's corresponding unaudited Part II of Form X-17A-5 filing as of December 31, 2004.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	Schedule I
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts[1]	N/A

[1]The Company meets the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and therefore is not required to file these schedules.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Member of
Manulife Financial Securities LLC

In planning and performing our audit of the financial statements of **Manulife Financial Securities LLC** [the "Company"] for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

ERNST & YOUNG

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 14, 2005